UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

John A. Granda, Esq.

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106

(816) 691-3188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Holding Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)

(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions)

OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 2 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 3 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 4 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Mariner Wealth Advisors, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IA

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 5 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 6 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Cherona Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 7 of 14 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bruce Kusmin

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

Page 8 of 14 Pages

Item 1. Security and Issuer.

The name of the issuer is Team Financial, Inc., a Kansas corporation (the “Issuer”). The address of the Issuer’s offices is 8 West Peoria, Suite 200, Paola, Kansas, 66071. This Schedule 13D relates to the Issuer’s Common Stock, no par value (the “Common Stock”). This Amendment No. 3 further amends the Schedule 13D filed by certain of the Reporting Persons (as defined below) on August 21, 2006.

Item 2. Identity and Background.

(a) – (c), (f). This statement is filed by the following reporting persons (the “Reporting Persons”):

Bicknell Family Holding Company, LLC

Bicknell Family Management Company, LLC

Bicknell Family Management Company Trust

Mariner Wealth Advisors, LLC

Martin C. Bicknell

Cherona Bicknell

Bruce Kusmin

This Amendment No. 3 amends the Schedule 13D filed by O. Gene Bicknell, Mariner Wealth Advisors, LLC, Martin C. Bicknell and Cherona Bicknell on August 21, 2006.

The business address of each of the Reporting Persons is c/o Mariner Wealth Advisors, LLC, 7400 College Boulevard, Suite 205, Overland Park, Kansas 66210.

Bicknell Family Holding Company, LLC is a Delaware limited liability company that holds various investments on behalf of its members. Martin C. Bicknell is the sole manager of Bicknell Family Holding Company, LLC and consequently may be deemed to have voting and investment power with respect to securities owned by Bicknell Family Holding Company, LLC.

Bicknell Family Management Company, LLC is a Delaware limited liability company that manages the Bicknell Family Holding Company, Bicknell Family Management Company, LLC owns all of the voting common shares of Bicknell Family Holding Company, LLC, and through that control is an indirect beneficial owner of the securities owned by the Bicknell Family Holding Company LLC. Martin C. Bicknell is the manager of Bicknell Family Management Company, LLC and consequently may be deemed to have voting and investment power with respect to securities indirectly beneficially owned by the Bicknell Family Management Company, LLC.

The Bicknell Family Management Company Trust is a Missouri trust. The Bicknell Family Management Company Trust owns all of the voting shares of the Bicknell Family Management Company, LLC and through that control is deemed to be an indirect beneficial owner of the securities deemed to be beneficially owned by the Bicknell Family Management Company, LLC.

Mariner Wealth Advisors, LLC is a registered investment advisor and consequently may be deemed to have investment power with respect to securities owned by Mariner Wealth Advisors, LLC clients in managed accounts, as to which Mariner Wealth Advisors, LLC possesses investment power pursuant to discretionary investment management agreements with its clients. Martin C. Bicknell is the manager of Mariner Wealth Advisors, LLC and consequently may be deemed to have investment power with respect to securities as to which Mariner Wealth Advisors, LLC possesses investment power pursuant to discretionary investment management agreements with its clients. The discretionary investment management agreements with clients do not grant voting power to Mariner Wealth Advisors, LLC over the shares subject to those agreements.

Martin C. Bicknell is the husband of Cherona Bicknell and is joint tenant with Cherona Bicknell of the shares of Common Stock held by her. Cherona Bicknell is an investor.

Page 9 of 14 Pages

Bruce Kusmin is President of Mariner Wealth Advisors, LLC and consequently may be deemed to have investment power with respect to securities as to which Mariner Wealth Advisors, LLC possesses investment power pursuant to discretionary investment management agreements with its clients. However, Bruce Kusmin disclaims beneficial ownership of such shares, except as to 2,000 shares held in a trust for the benefit of his [spouse].

All Reporting Persons who are natural persons are citizens of the United States of America

(d) – (e). Each Reporting Person states that the Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Each of Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin states that such Reporting Person acquired the securities owned by such Reporting Person with such Reporting Person’s own funds and that, to such Reporting Person’s knowledge and except as set forth in this Schedule 13D, each of the other Reporting Persons acquired the securities owned by such other Reporting Person with its own funds.

Bicknell Family Holding Company, LLC states that it acquired the securities owned by it as a capital contribution from O. Gene Bicknell or his revocable trust. O. Gene Bicknell does not retain any voting power or investment power with respect to the securities transferred to Bicknell Family Holding Company, LLC. To the Bicknell Family Holding Company, LLC’s knowledge, the securities were originally acquired by O. Gene Bicknell or his revocable trust with his and its own funds.

The aggregate amount paid for shares of Common Stock reported in this Schedule 13D is approximately $6,131,969.73.

Item 4. Purpose of Transaction

The Reporting Persons are currently evaluating the possibility of making a proposal to the Board of Directors of the Issuer to make a significant investment in the trust company owned by the Issuer, which could include obtaining voting control of the trust company, in conjunction with changing the operating and marketing strategies of the trust company.

Any such proposal would be pursued by the Reporting Persons only if it is acceptable to and approved by the Issuer’s Board of Directors.

Mr. Bicknell has held exploratory discussions with certain members of the Issuer’s management regarding this possibility. Additional communications may occur in the future between the Reporting Persons, members of the Issuer’s managements and the Issuer’s Board or stockholders regarding this possibility. The Reporting Persons may also in the future contact the Issuer’s management or its Board from time to time to express their views regarding the business operations and other matters related to the Issuer and its subsidiaries and seek to influence the Issuer with respect to actions under consideration by the Issuer.

The Reporting Persons have not established any specific plans or proposals with respect to the foregoing or any of the other matters set forth in subparagraphs (a) through (j) of Item of Schedule 13D.

There can be no assurance that any proposal of the type described above will be made, or if made, that a transaction will be consummated.

The Reporting Persons may from time to time review or reconsider their position with respect to any of the foregoing matters and reserve the right to change their plans and intentions. Among other things, the Reporting Persons may seek to acquire additional shares of stock of the Issuer in the open market, in private transactions or

Page 10 of 14 Pages

otherwise, may seek to sell all or a portion of the stock of the Issuer currently held by them or may seek to propose or consummate a transaction with respect to such stock or the Issuer other than as set forth above.

Item 5. Interest in Securities of the Issuer.

(a)–(b)  For purposes of this filing, all Reporting Persons are acting as a group pursuant to Rule 13d-5(b)(1). As such, each Reporting Person is deemed, for purposes of Section 13(d) of the Act and this Schedule 13D, to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group. Therefore, the aggregate number of shares of Common Stock beneficially owned by each Reporting Person is 427,025 shares, and the percentage of Common Stock beneficially owned by each Reporting Person is 11.9%, based on 3,600,064 shares outstanding as of October 1, 2007 (according to information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

The following information is provided to clarify the share ownership and voting and investment power held by individual members of the group:

Bicknell Family Holding Company, LLC is the direct beneficial owner of 397,474.84 shares of Common Stock, which represents approximately 11.0% of the outstanding shares of Common Stock. Bicknell Family Holding Company, LLC shares voting power and dispositive power with respect to these shares with Mariner Wealth Advisors, LLC and Martin C. Bicknell, the sole manager of Bicknell Family Holding Company, LLC. Bicknell Family Management Company, LLC owns all of the voting common shares of Bicknell Family Holding Company, LLC, and through that control is an indirect beneficial owner of the securities owned by the Bicknell Family Holding Company LLC. The Bicknell Family Management Company Trust owns all of the voting shares of the Bicknell Family Management Company, LLC and through that control is deemed to be an indirect beneficial owner of the securities deemed to be beneficially owned by the Bicknell Family Management Company, LLC.

Cherona Bicknell is the direct beneficial owner of 5,031.86 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Cherona Bicknell shares voting power and dispositive power with respect to these shares with Martin C. Bicknell.

Mariner Wealth Advisors, LLC, as a registered investment advisor, has dispositive power with respect to the 406,007 shares of Common Stock held in managed accounts for Bicknell Family Holding Company, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin, and dispositive power with respect to additional 21,018 shares of Common Stock held in managed accounts for other clients pursuant to discretionary investment management agreements with those clients.

Martin C. Bicknell is the sole manager of Bicknell Family Holding Company, LLC and consequently may be deemed to have voting and investment power with respect to securities owned by Bicknell Family Holding Company, LLC. Martin C. Bicknell is the manager of Bicknell Family Management Company, LLC, which holds all of the voting securities of Bicknell Family Holding Company, LLC, and is one of thee trustees of The Bicknell Family Management Company Trust, which owns all of the voting shares of the Bicknell Family Management Company, LLC. In his capacity as the initial Trust Protector of the Bicknell Family Management Company Trust, Martin C. Bicknell has the power to remove the trustees of that trust. In addition, Martin C. Bicknell is the manager of Mariner Wealth Advisors, LLC and consequently may be deemed to have investment power with respect to the 427,025 shares of Common Stock held in managed accounts of Mariner Wealth Advisors, LLC clients pursuant to discretionary investment management agreements with those clients. Martin C. Bicknell is also the husband of Cherona Bicknell and is joint tenant with Cherona Bicknell of the shares of Common Stock held by her.

Bruce Kusmin, as President of Mariner Wealth Advisors, LLC, may be deemed to have investment power the 427,025 shares of Common Stock held in managed accounts of Mariner Wealth Advisors, LLC pursuant to discretionary investment management agreements with its clients. However, Bruce Kusmin disclaims beneficial ownership of such shares [other than 2,000 shares held by a trust for the benefit of his spouse].

Page 11 of 14 Pages

All percentage calculations contained in this Schedule 13D are based on an assumed total of 3,600,064 shares outstanding as of October 1, 2007 (based upon information contained in the Issuer’s definitive proxy statement dated October 5, 2007).

(c) There have been no transactions in the Common Stock during the past 60 days by the Reporting Persons.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under Item 2 and Item 5 hereof is incorporated herein by reference. Except as described in Items 2 and 5, there are no contracts, arrangements, understandings or relationships known to any of the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BICKNELL FAMILY HOLDING COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: November 15, 2007

BICKNELL FAMILY MANAGEMENT COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: November 15, 2007

BICKNELL FAMILY MANAGEMENT COMPANY TRUST

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Co-Trustee

Dated: November 15, 2007

/s/ Martin C. Bicknell
Martin C. Bicknell

Dated: November 15, 2007

* /s/ Cherona Bicknell
Cherona Bicknell

Dated: November 15, 2007

* /s/ Bruce Kusmin
Bruce Kusmin

Dated: November 15, 2007

Page 13 of 14 Pages

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: November 15, 2007

*By:	/s/ Martin C. Bicknell
Martin C. Bicknell Attorney-in-Fact (pursuant to powers of attorney filed as Exhibit 99.1 to the original Schedule 13D and to Amendment No. 1 to Schedule 13D)
Dated:	November 15, 2007

Page 14 of 14 Pages